UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, March 4, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including February 26, 2024, through March 1, 2024, the Company purchased a total of 230,453 shares at an average price of $42.67 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
26-Feb-24	OSE	1,180	42.53	50,184
26-Feb-24	NYSE	45,070	42.82	1,929,951
27-Feb-24	OSE	2,200	42.81	94,173
27-Feb-24	NYSE	43,388	42.71	1,853,310
28-Feb-24	OSE	3,296	42.32	139,496
28-Feb-24	NYSE	41,619	42.50	1,768,803
29-Feb-24	OSE	12,000	40.28	483,337
29-Feb-24	NYSE	38,000	41.62	1,581,704
1-Mar-24	OSE	5,070	42.56	215,778
1-Mar-24	NYSE	38,630	44.45	1,717,100
Period Total	OSE	23,746	41.40	982,970
	NYSE	206,707	42.82	8,850,869
	Total	230,453	42.67	9,833,838
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	310,469	44.80	13,909,566
	NYSE	1,666,542	44.49	74,150,653
	Total	1,977,011	44.54	88,060,219
Program Total	OSE	334,215	44.56	14,892,536
	NYSE	1,873,249	44.31	83,001,521
	Total	2,207,464	44.35	97,894,057

The issuer’s holding of own shares: 2,207,464

Following the completion of the above transactions, the Company owned a total of 2,207,464 of its own shares, corresponding to 2.98% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: March 4, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.